Exhibit 1.2

CDC Mobile Announces Intention to Make a Strategic Investment
in a Leading 3G Content Provider in Japan

Investment Would Be the First Move in CDC Mobile’s US$100 million 3G Content Partner Program

Beijing, January 25, 2007 — CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: China), announced today it has entered into a letter of intent to make a strategic investment in BBMF Group Inc, a leading 3G content provider in Japan. This will be the first of CDC Mobile’s targeted investments through its recently announced US$100 million 3G Content Partner Program designed to provide first-mover advantage in the anticipated 3G content market in China.

Under the letter of intent, CDC Mobile intend to invest US$20 million in convertible bonds issued by BBMF Group Inc. and the two companies would form a strategic alliance in operations to jointly target 3G markets in Japan and China. CDC Mobile would have a first right of refusal to distribute BBMF’s 3G products and services in China, subject to terms to be agreed between the parties.

Headquartered in Tokyo, BBMF Group Inc. is considered a market leader in 3G content in Japan with one of the largest mobile comic site and mobile online game site in Japan and one of the largest library and fastest growing number of files and titles available for download on any carrier. The company has licensed the right to publish mobile versions of over 1,300 comic titles by 470 authors. BBMF was ranked the Number One site in the Comic/Novel/Photo Book category in 2006 and won the award for best comic site as voted by the subscribers of KDDI, the second largest carrier in Japan with 27 million mobile subscribers, 25 million of which are 3G mobile subscribers. The company has recently been experiencing significant growth with 30 to 40 percent month-over-month sales growth during Q3 and Q4 of 2006. Based upon revenues in December 2006, BBMF’s annualized revenues would be approximately US$20 million with gross margins of over 60%, and revenues are anticipated to grow significantly in 2007. The company has more than 620 total employees with 120 workers in Tokyo and the remainder located in offices in Nanjing, Hong Kong and Taiwan.

Japan is one of the early adaptors of 3G with more than 60 percent of mobile subscribers already using 3G handsets. The 3G content market in Japan is projected to be US$1.2 billion by year 2008. According to the MII (Ministry of Information Industry), mobile subscribers in China reached 461 million, and the mobile penetration rate reached 35% at the end of 2006. According to a published speech from the Minister of MII, 3G services in China are expected to launch in 2008.

“We are very impressed by the strong growth and vision of BBMF, and their established leadership position in the 3G markets in Japan,” said Fred Wang, Chairman of CDC Mobile. “Through this investment, we are looking to participate in this rapidly growing market in Japan and prepare our company to capitalize on the anticipated 3G market in China as it develops in 2008. Our 3G Content Provider program allows us to take advantage on similar opportunities with other 3G companies, furthering our ability to seize the 3G first-mover advantage in the largest and fastest growing mobile market in the world.”

As previously announced, CDC Mobile is investing up to US$100 million in its 3G Content Partner Program targeting leading 3G content providers and aggregators in North Asia and Europe, as well as the creation of new original content for the 3G marketplace. In another move to further expand its mobile content, CDC Mobile recently announced an agreement with a leading South Korean mobile Internet content provider for exclusive distribution of highly popular South Korean mobile games, videos, music and fashion advertisements, in China.

The investment in BBMF is subject to the satisfaction of a number of conditions precedent, including satisfactory completion of due diligence, negotiation of definitive documentation and the receipt of necessary consents and approvals. Because of certain relationships between BBMF and the chief executive officer of CDC Corporation, the transaction is also subject to the approval of the independent members of the board of directors of CDC Corporation.

About BBMF Group Inc.
BBMF Group Inc, incorporated in the British Virgin Islands was founded on April 1st 2004 by Asian internet & telecom value added services veterans Antony Yip and Hann Lian to publish compelling proprietary content to users of 3G ecosystems. The company which is headquartered in Tokyo has over 560 staff company wide with 110 staff in Tokyo and 450 staff in offices in Nanjing, Hong Kong and Taiwan. The company publishes content for 3G networks, and is the fastest growing 3G publisher in the world, it also owns Bothtec KK, a mobile content publisher of characters such as Moomin and Heidi, the worldwide rights to the mobile versions of all Atlus franchise PS2 and console titles, and Jdisk, a mobile hosting and services company based in Japan. The company is privately funded and more information on the site can be viewed at www.bbmf.co.jp.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a US $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 42 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements to the development of CDC Mobile’s 3G Content Partner program, future growth of BBMF’s businesses, continued growth of 3G market in Japan, future opportunities with content partners, ability to help content partners build new 3G products and services through investment, future acquisitions, future development of mobile 3G content market in China, the ability of the content partners to build successful 3G products and services, the ability to adapt partner’s 3G content for use in China,. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: the ability of BBMF to continue to grow their businesses, the ability to make investments in content partners, the ability of content partners to utilize any investment to build 3G products and services for the China market, the ability to make changes in business strategy, development plans and product offerings; the development of the 3G market in China and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com